# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Groupon, Inc., CIK 0001490281
CUSIP: 399473206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 W. Wacker Drive, Floor 25, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001880817

## Reporting persons
- Windward Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,644,700; sole dispositive power 0; shared dispositive power 2,644,700; aggregate amount beneficially owned 2,644,700 (6.5% of the class)
- Windward Management LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,644,700; sole dispositive power 0; shared dispositive power 2,644,700; aggregate amount beneficially owned 2,644,700 (6.5% of the class)
- Marc Chalfin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,644,700; sole dispositive power 0; shared dispositive power 2,644,700; aggregate amount beneficially owned 2,644,700 (6.5% of the class)
- Windward Management Partners Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,369,700; sole dispositive power 0; shared dispositive power 2,369,700; aggregate amount beneficially owned 2,369,700 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Groupon, Inc.
Address of issuer's principal executive offices: 35 W. Wacker Drive, Floor 25, Chicago, Illinois 60601

## Item 2. Person Filing
Name of person filing:
Windward Management LP
Windward Management LLC
Marc Chalfin
Windward Management Partners Master Fund, Ltd.
Address of principal business office or, if none, residence:
Windward Management LP
C/O WINDWARD MANAGEMENT LLC
1691 MICHIGAN AVENUE, SUITE 510
MIAMI BEACH, FL 33139

Windward Management LLC
1691 MICHIGAN AVENUE, SUITE 510
MIAMI BEACH, FL 33139

Marc Chalfin
C/O WINDWARD MANAGEMENT LLC
1691 MICHIGAN AVENUE, SUITE 510
MIAMI BEACH, FL 33139

Windward Management Partners Master Fund, Ltd.
C/O WINDWARD MANAGEMENT LLC
1691 MICHIGAN AVENUE, SUITE 510
MIAMI BEACH, FL 33139
Citizenship:
Windward Management LP - Delaware
Windward Management LLC - Delaware
Marc Chalfin - United States
Windward Management Partners Master Fund, Ltd. - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Windward Management LP - 2,644,700
Windward Management LLC - 2,644,700
Marc Chalfin - 2,644,700
Windward Management Partners Master Fund, Ltd. - 2,369,700

As of September 30, 2025, the reporting persons beneficially owned 1,642,000 shares of the issuer's Common Stock, par value $0.0001 per share. The amount of Common Stock, par value $0.0001 per share of the issuer beneficially owned by the reporting persons reported in this filing is current as of the date of this filing.
Percent of class:
Windward Management LP -6.5%
Windward Management LLC - 6.5%
Marc Chalfin - 6.5%
Windward Management Partners Master Fund, Ltd. - 5.8%
Sole power to vote or to direct the vote:
Windward Management LP - 0
Windward Management LLC - 0
Marc Chalfin - 0
Windward Management Partners Master Fund, Ltd. - 0
Shared power to vote or to direct the vote:
Windward Management LP - 2,644,700
Windward Management LLC - 2,644,700
Marc Chalfin - 2,644,700
Windward Management Partners Master Fund, Ltd. - 2,369,700
Sole power to dispose or to direct the disposition:
Windward Management LP - 0
Windward Management LLC - 0
Marc Chalfin - 0
Windward Management Partners Master Fund, Ltd. - 0
Shared power to dispose or to direct the disposition:
Windward Management LP - 2,644,700
Windward Management LLC - 2,644,700
Marc Chalfin - 2,644,700
Windward Management Partners Master Fund, Ltd. - 2,369,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Windward Management LP. None of those advisory clients, other than Windward Management Partners Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Windward Management LP: By: Windward Management LLC, its general partner, By: /s/ Marc Chalfin, Marc Chalfin / Managing Member (11/14/2025)
- Windward Management LLC: /s/ Marc Chalfin, Marc Chalfin / Managing Member (11/14/2025)
- Marc Chalfin: /s/ Marc Chalfin, Marc Chalfin (11/14/2025)
- Windward Management Partners Master Fund, Ltd.: /s/ Marc Chalfin, Marc Chalfin / Authorized Signatory (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.